Exhibit 99.1

GDEV acquires Light Hour Games to expand its portfolio in mobile casual games

August 5, 2025 – Limassol, Cyprus – GDEV Inc. (Nasdaq: GDEV), a global gaming and entertainment company, today announced the acquisition of Light Hour Games, a privately held mobile studio based in Cyprus.

Light Hour Games is a full-stack studio that builds and markets mobile casual games using AI-first workflows — enabling rapid iteration without compromising high-quality execution. Founded by industry veterans Konstantin Mitrofanov and Ilya Nikitin, the studio operates as a 15-person team with deep expertise across game development, art, and live operations.

The acquisition represents a strategic partnership that will grant the Light Hour Games studio the opportunity for continued creative freedom and long-term upside through a share in the future success of its games, while securing the necessary funding for its operations through GDEV. As part of GDEV’s ecosystem, Light Hour Games will gain access to GDEV’s knowledge and data platforms.

“By welcoming Light Hour Games into the GDEV family we secure a talented crew whose lean structure, deep industry experience and advanced AI-driven toolset perfectly complement our growth strategy. Our philosophy has always been about enabling the best creators with the resources and freedom they need to succeed,” said Andrey Fadeev, CEO of GDEV. “With Light Hour Games, we see an opportunity to bring fresh ideas and approaches to a proven genre - and we believe this team has the experience and ambition to build something truly special.”

Konstantin Mitrofanov, CEO of Light Hour Games, shared: “Partnering with GDEV gives our studio both the financial runway and the strategic reach to realise our ambitions. With GDEV’s support, we can focus on crafting a casual experience that not only engages players from day one, but grows over time into a meaningful part of their everyday lives.”

About GDEV Inc.

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated over 600 million installs and $2.5 billion of bookings worldwide. For more information, please visit www.gdev.inc.

About Light Hour Games

Light Hour Games is an AI-first game development studio and a part of GDEV. Based in Cyprus and founded by industry veterans, the company combines deep production expertise with cutting-edge AI workflows to accelerate development and enhance game quality. The studio focuses on creating mobile casual experiences that are emotionally engaging, scalable, and built to evolve with their players over time.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

investor@gdev.inc

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Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2024 Annual Report on Form 20-F, filed by the Company on March 31, 2025, and other documents filed by the Company from time to time with the SEC. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.